UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of filing fee(2)
$3,300,000,000	$450,120

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $3,300,000,000 in aggregate of up to 77,647,058 shares of common stock, par value $2.50 per share, at the minimum tender offer price of $42.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Halliburton Company, a Delaware corporation (“Halliburton” or the “Company”), to purchase for cash up to $3.3 billion in value of shares of its common stock, par value $2.50 per share (the “Shares”), at a price of not less than $42.50 nor greater than $48.50 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated July 26, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Halliburton Company. The address and telephone number of the issuer’s principal executive offices are 3000 North Sam Houston Parkway East, Houston, Texas 77032, (281) 871-2699.

(b) The subject securities are Shares of Halliburton Company. As of July 15, 2013, there were 913,557,905 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Halliburton Company. The address and telephone number of Halliburton is set forth under Item 2(a) above. The names of the directors and named executive officers of Halliburton are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of Halliburton is 3000 North Sam Houston Parkway East, Houston, Texas 77032, (281) 871-2699.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Halliburton set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated July 25, 2013*

(b)	None

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

*	Previously filed.

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date:	July 26, 2013	By:	/s/ Albert O. Cornelison, Jr.
Albert O. Cornelison, Jr.
Executive Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)	Press release announcing the Tender Offer, dated July 25, 2013*

(b)	None

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

*	Previously filed.

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None